SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: September 10, 2015

PRESS RELEASE

Radisys and EZchip Announce Partnership to Solve Mobile Operators’ Service
Scalability Challenges

Collaboration establishes required foundation for SDN deployment

•
Integration path towards EZchip’s next-generation NPS processor with Radisys’ FlowEngine™ intelligent traffic distribution solutions will deliver the highest scale, service flexibility and efficiency in a compact form factor with attractive price/performance ratio

•
Together, Radisys and EZchip are redefining the necessary standard with their new integrated system, meeting Communications Service Providers (CSPs) requirements to guarantee service delivery to billions of subscribers; current networking model, designed for 10s of thousands of subscribers, is not sufficient to support this new paradigm shift

•	Tier-one North American mobile operator is differentiating its networking infrastructure by deploying the integrated solution as SDN data plane “white box” system
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Joint solution available today with EZchip’s NP-5 processor integrated in Radisys’ TDE systems; CSPs can choose from flexible options, ranging from 1U to 3U form factors, delivering performance and reliability in a simple and compact footprint

•	Radisys’ FlowEngine is also available as a software solution to be used on white box solutions from ODMs that use EZchip’s network processors

HILLSBORO, OR, U.S. and YOKNEAM, Israel – September 10, 2015 – Radisys® Corporation (NASDAQ: RSYS), the services acceleration company, and EZchip Semiconductor Ltd. (NASDAQ: EZCH) a leader in high-performance processing solutions for carrier and data center networks, today announced the integration path towards EZchip’s next-generation NPS network processor with Radisys’ FlowEngine™ intelligent traffic distribution solutions for Communications Service Providers (CSPs). The telco-centric, carrier-grade solution provides CSPs with a service-aware integrated solution of hardware, software and professional services, enabling CSPs to guarantee services and roll-out new services in an SDN environment – at the scale required for billions of subscribers around the world.

As network traffic continues to explode, CSPs require a scalable solution that can support millions of subscribers and flows. SDN allows for the separation of the control plane and data plane, supporting CSPs scalability requirements, while reducing ongoing OpEx and CapEx costs. However, these CSPs require a pre-integrated solution combining hardware, software and professional services support so they can focus resources on service deployment, not system integration. The integrated solution from Radisys and EZchip enables key functional capabilities to deliver this scalability in a small, but powerful footprint.

“We are pleased to partner with Radisys to solve CSPs scalability challenges for SDN as Radisys has developed a truly innovative solution with its FlowEngine technology, delivering the intelligent traffic distribution CSPs require as they disaggregate the control plane from the data plane in an SDN deployment,” said Eli Fruchter, CEO, EZchip. “Our next-gen NPS network processor is unmatched in performance and flexibility, and Radisys’ expertise as a leading provider of software and hardware solutions combined with its professional services arm allows us to support CSPs real-world, carrier-grade SDN deployments, delivering on key use cases such as Service Function Chaining.”

“Today, CSPs are laying their foundations for their SDN deployments for years to come and our forward-looking approach by partnering with EZchip to integrate its NPS processor with our software and hardware sets the new standard for SDN deployments,” said Brian Bronson, CEO, Radisys. “EZchip is the leader in NPU technology and its NPS network processor allows for maximum performance for data plane processing in a compact, modular form factor such as our TDE system. Together we can solve CSPs’ scalability challenges as they deploy SDN with our strong foundation.”

Integrated Solution Includes Three Cornerstones for “Service Delivery” in an SDN Environment
Radisys and EZchip’s integrated solution delivers guaranteed support to millions of subscribers and flows with complete flexibility, statefulness and service assurance.

•	Service Availability: The solution provides needed scalability to support millions of subscribers and flows; subscribers can count on service being available – when and where they need it.
•
Service Visibility: The solution provides network analytics, giving CSPs visibility into their network to identify and drive services, enforce intelligent policies and guarantee Service Level Agreements. The ability to guarantee service requires guaranteed state. Together, Radisys and EZchip deliver stateful awareness of flow classification in one compact, integrated system with less processing and minimized latency compared to alternate solutions.

•
Service Flexibility: The solution delivers unmatched flexibility. Its feature-rich software libraries, open source SDN interfaces, Layer 2-7 processing and professional services to deliver customization as needed allow CSPs the flexibility to rapidly introduce new services and generate new revenue.

Radisys’ and EZchip’s integrated solution is available today from Radisys. Contact sales@radisys.com for pricing details.

About Radisys
Radisys helps communications and content providers, and their strategic partners, create new revenue streams and drive cost out of their services delivery infrastructure. Radisys’ service aware traffic distribution platforms, real-time media processing engines and wireless access technologies enable its customers to maximize, virtualize and monetize their networks. For more information about Radisys please visit www.radisys.com.

About EZchip
EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks. EZchip’s broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip's processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency. For more information on our company, visit the web site at http://www.ezchip.com.

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Radisys® is a registered trademark of Radisys. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products, the integration of Tilera’s business and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.